UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **January 22, 2010**

LEGG MASON, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-8529**	**52-1200960**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

100 International Drive, Baltimore, Maryland	**21202**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(410) 539-0000**

Not Applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03   **Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.**

On January 22, 2010, the Board of Directors of Legg Mason, Inc., pursuant to the provisions of the Company's Bylaws (the "Bylaws"), amended the Bylaws to adopt a majority voting standard for the election of directors in an uncontested election and to make certain other revisions. A marked-to-show changes version of the amended Bylaws and an amended and restated copy of the Bylaws are attached hereto as Exhibits 3.1 and 3.2, respectively.

Item 9.01   **Financial Statements and Exhibits.**

(d)   Exhibits

Exhibit No.	Subject Matter
3.1	Bylaws of Legg Mason, Inc. marked-to-show January 22, 2010 amendments
3.2	Bylaws of Legg Mason, Inc. as amended and restated January 22, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGG MASON, INC.
(Registrant)

Date: January 22, 2010   By: /s/ Thomas P. Lemke

Thomas P. Lemke
Senior Vice President and General Counsel

LEGG MASON, INC.
EXHIBIT INDEX

Exhibit No.	**Subject Matter**
3.1	Bylaws of Legg Mason, Inc. marked-to-show January 22, 2010 amendments
3.2	Bylaws of Legg Mason, Inc. as amended and restated January 22, 2010